Exhibit 12.1
D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended December 31, 2017	For the Fiscal Year Ended September 30,
		2017	2016	2015	2014	2013
	($ in millions)
Consolidated income before income taxes	$391.2	$1,602.1	$1,353.5	$1,123.4	$814.2	$657.8
Distributions in excess of earnings of equity method investees	13.0	—	—	—	—	—
Amortization of capitalized interest	28.6	152.6	169.1	159.7	124.4	110.9
Interest expensed	1.5	6.6	6.2	5.6	4.8	11.7
Earnings	$434.3	$1,761.3	$1,528.8	$1,288.7	$943.4	$780.4
Interest incurred	$32.6	$135.9	$158.5	$174.8	$190.6	$177.3
Fixed charges	$32.6	$135.9	$158.5	$174.8	$190.6	$177.3
Ratio of earnings to fixed charges	13.32	12.96	9.65	7.37	4.95	4.40